October 9, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Communication Intelligence Corporation (the “Company”)

Request for Acceleration of Effective Date for Registration Statement on Form S-1 filed August 18, 2008, as amended by Amendment No. 1 filed September 26, 2008.

SEC File No. 333-153062

Ladies and Gentlemen:

We have previously received your letter dated September 15, 2008 in which you noted that Part IV of the Company’s Form 10-K for the year ended December 31, 2007 did not include required certifications for the our principal executive officer and principal financial officer.  In your letter, you indicated that, prior to the effectiveness of the Company’s Registration Statement on Form S-1, the Company needed to amend its Form 10-K to include the required Part IV certifications.  On September 23, 2008, the Company amended its Form 10-K for the year ended December 31, 2007 to include the required Part IV certifications.

Accordingly, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective at 12:00 P.M. Eastern Standard Time on October 10, 2008 or as soon thereafter as practicable.

The undersigned hereby acknowledges on behalf of the Company that as of the date hereof:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (503) 227-0554.

Sincerely,

/s/ Guido DiGregorio
Guido DiGregorio
Chairman, President and Chief Executive Officer, Communication Intelligence Corporation